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                                                       Filed by Yamana Gold Inc.
    This communication is filed pursuant to Rule 425 under the Securities Act of
                                                               1933, as amended.
                                       Subject Company: Viceroy Exploration Ltd.
                                               Commission File Number: 001-32896
                                                           Date: August 21, 2006

                                YAMANA GOLD INC.
                     ACQUISITION OF VICEROY EXPLORATION LTD
                                 CONFERENCE CALL

                        AUGUST 17, 2006 at 10:00 A.M. EST

     OPERATOR: Good morning ladies and gentleman. Thank you for standing by. I would like to welcome everyone to the conference call regarding Yamana's announced acquisition of Viceroy Exploration Ltd.

     This conference call will contain "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation, concerning the business, operation and financial condition of Yamana and involves a number of risks and uncertainties. Forward-looking statements include but are not limited to statements with respect to: estimated production, synergies and financial impact of completed proposed acquisition, benefits of the acquisition and the development potential of Yamana's properties, the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, the successful integration of acquired assets, success of exploration activities, permitting time lines and permitting currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always forward-looking statements can be identified by the words used such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes". Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors which may cause the actual results,

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level of activity, performance or achievements of Yamana to be materially different from any of the future results, performance or achievements expressed or implied by the forward-looking statements. Risk factors are discussed and referred to in our annual Management's Discussion and Analysis of Operation and Financial Condition in the current Annual Information Form of each of Yamana and Viceroy's filed with the securities regulatory authorities in Canada and Yamana and Viceroy's annual reports on Form 40-F filed with the United States Securities and Exchange Commission. Although the company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements. There may be other factors that cause actions, events, or results not to be anticipated, estimated, or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Yamana undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. Accordingly, participants are cautioned not to place undue reliance on forward-looking statements.

     At this time all participants are in a listen-only mode. Following the presentation, we will conduct the question and answer session and instructions will be provided at that time for you to queue up for questions. If anyone has any difficulty hearing the conference, please press star zero for operator assistance at any time. I would like to remind everyone that this conference call is being recorded and will be available for replay from Thursday, August 17, 2006 at 12 p.m. Eastern Time until Thursday, August 24, 2006 at 11:59 p.m. Eastern Time.

     Conducting the conference call will be Peter Marrone, President and CEO of Yamana as well as Patrick Downey, President and CEO of Viceroy and Greg McKnight, VP of Business Development of Yamana.

     I would now like to turn the call over to Peter Marrone who will commence the conference call. Please go ahead, sir.

     PETER MARRONE (PRESIDENT AND CHIEF EXECUTIVE OFFICER OF YAMANA): Gentleman and ladies, thank you for making the time available this morning and for - we will try

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to be a bit briefer than the usual things that are required at the start of these conferences and hopefully we will entertain some questions at the end. As the announcer mentioned with us this morning is Patrick Downey who is the President and CEO of Viceroy and Greg McKnight who is our Vice President, Business Development. We had said on numerous occasions that one of our corporate objectives is to achieve a sustainable level of production of over 1 million ounces of gold per year from 2008. We indicated that we would achieve this objective, our plan was to achieve this objective by organic internal growth and through acquisitions and we undertook the shareholders and to others to do that on a fast pace. And we are pleased to have significantly advanced and are now in a position to frankly surpass that goal.

     We are pleased to announce the business combination with Viceroy Exploration. Viceroy represents a unique opportunity for us to compliment our already dominant mining platform in Brazil. We have today five producing mines with one at an advanced stage of construction due for completion next month and three at development stage. We have predominant positions in three major gold districts in Brazil along with a significant exploration portfolio in Central America. Simply, but we will be the dominant land -- we are the dominant landholder in Brazil in terms of mineral concessions. Our production profile already makes us one of the larger intermediate gold companies at cash cost that are well below industry levels. What does this transaction do? It adds a world class development project and district. We estimated an initial resource of approximately 2.5 million ounces and growing and believe that a feasibility study will support 2 million ounces of mineable reserves. It deepens our presence in Latin America and those of you who have heard us speak before are aware that our focus in terms acquisitions and continuing growth is Latin America. It increases our annualized production to that 1 million ounces of gold per year by 2008 and that does not include on a go-forward basis, the development stage projects that we have already in the company.

     With an estimated average production profile from Gualcamayo which is Viceroy's project in Argentina of 160,000 ounces annually beginning in mid-2008 and with 200,000 ounces of production projected for the first full year and in a mine life that we believe of at least 12 years. It also leverages both companies' operating experience, it provides operational and construction

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experience from Yamana. With the construction of Sao Francisco and Chapada, clearly we have demonstrated that construction expertise. It adds exploration and operational depth from Viceroy particularly in Argentina and with the remarkable success that they have had in building Gualcamayo to the point that it is in terms of its known resources and anticipated resources. It further strengthens the amount of position amongst the top gear, intermediate gold producing companies on a global scale.

     We are offering Viceroy's a shareholders a premium of more than 26% and the opportunity to participate in the combined company with a robust production platform and what I would consider to be unparalleled growth profile. And with that ladies and gentleman, I would like to turn it to Patrick Downey for his thoughts.

     PATRICK DOWNEY (PRESIDENT AND CEO OF VICEROY): Thank you Peter. And good morning ladies and gentleman. We really believe that this combination is an excellent opportunity for Viceroy's shareholders. We are receiving attractive premium to the current share price but we are also sharing are the benefits of the combined company and it's growth profile and something that I really believe is undervalued at this point in time benefits which we believe delivered to our shareholders a subsequent value bump.

     As Peter mentioned the combined company with annual production approaching 400,000 ounces of gold this year increasing to 700,000 ounces next year and based on the current mines and Yamana's Chapada mine which will be completed this year and I have visited and initial expansion for Jacobina, which as you know is already underway increasing to an annual rate of 1 million ounces for 2008.

     We were really impressed by Yamana, by its assets and also more importantly by its people. We completed extensive due diligence, developed the confidence of very well run company with a very strong and solid vision. We were really impressed with how the fact that they had taken two mines and built them themselves with a [technical difficulty] management on time and on budget and these are attributable to come right in to our philosophy and our building process.

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     This combination creates a company that will be one of the larger intermediate producers with a cash cost that is one of the lowest in the industry. When we came to the conclusion that there was significant value proposition in Yamana's stock and combined with our stock we'll see further increase in this combination. Special committee of our board and our Board of Directors approved the transaction and together with our Advisor we concluded that Yamana will provide significant and maximum value for our shareholders and we strongly support this deal and recommend it to our shareholders and we are extremely excited about the proposition going forward.

     PETER MARRONE: Patrick thanks very much for that. And as the announcer also mentioned with Patrick and myself this morning is Greg McKnight who is our Vice President, Business Development and perhaps if I can turn to Greg to provide some detail on the deal terms and the process as we go forward.

     GREG MCKNIGHT (VP OF BUSINESS DEVELOPMENT OF YAMANA): Thanks Peter and good morning. As indicated in our release, Yamana and Viceroy are completing the transaction by way of a take-over bid by Yamana. Viceroy shareholders will receive 0.97 shares of Yamana for each Viceroy share held, and that represents a premium in the range of 25.5% to 27% on the Viceroy shares depending on whether one considers recent closing prices or long-term weighted averages.

     The bid will be open for 35 days from the point of mailing of a take-over bid circular to Viceroy's shareholders which is targeted by month end and the bid is conditional on two-third's take up. Termination fee is apretty standard 3.25% of Viceroy's fully diluted market capitalization at approximately $20.1 million that would be payable to Yamana in certain circumstances if the combination does not occur.

     As Patrick mentioned, the Board of Directors of Viceroy have unanimously supported the transaction and we will be recommending that Viceroy's shareholders tender to the bid.

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     PETER MARRONE: Thanks for that Greg. And let me also note that our combined resources will increase significantly and this transaction is accretive on our resource per share basis. Let me also mention that we will be the dominant gold producer in Brazil as you have heard me say before and now, we will be a significant gold producer in Argentina as well and one of the largest gold producers in Latin America. As for the people that are involved, we found here a unique opportunity, we hear comments about: Is a company's plate full? Can they take on more? Do they have capacity? We hear the difficulty about finding people in the marketplace. We've consistently said that we have got a great platform in Brazil and we have been successful at being able to put people on the seat, so to speak. But we found a unique opportunity here as well. We will be supplementing the management of this company with Patrick Downey and the team in Argentina will remain intact, a second leg to the stool.

     In addition, we found as Viceroy conducted extensive due diligence on us and we conducted extensive due diligence on Viceroy. We evaluated each others' people, along with the assets and we found that there were good fits of people as well. The Viceroy personnel, the operations personnel in particular of, are of high quality, they will be excellent additions to our team and we proposed to make them offers to stay. It is not part of the deal nor a condition of the deal, but we think that it is prudent and from a business point of view it is the right thing for Yamana to do. Again as I said, that second leg to the stool in a prospective part of the world, in a part of Latin America that we understand and know well.

     This is a unique opportunity for both companies. As I've mentioned, we have conducted extensive due diligence, they on us and we on them, on the people and on the assets and we have come to the conclusion that this is an exceptional fit between two companies on assets, parts of the world, on people, exploration expertise by comparison to construction and operations expertise and the value proposition that I have mentioned.

     In addition to all of that we know and many of you know as shareholders of Yamana know that we have an unparalleled growth profile in this company and we felt that that is further supplemented with Viceroy. When we looked at Viceroy we came to the conclusion that they had

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an equally unparalleled growth profile that is not just Gualcamayo but it's the regional potential that exists in the assets that they have and it represents a good compliment to what we have.

     So we are in a situation where the combination creates a circumstance where one plus up for one does truly equal four. We are positioning ourselves for further Brazilian and Latin American events with this exceptional Brazilian and now also Argentinean operations teams. And with that if there any questions or comments I will be more than happy to entertain them.

     Ladies and gentleman, are there any questions?

     OPERATOR: Ladies and gentleman, we will now conduct the question and answer session. If you have a question, please press the star followed by the one on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset if you are using a speakerphone before pressing any keys. One moment please, for your first question.

     Your first question comes from Tony Lesiak with UBS. Please go ahead.

     TONY LESIAK: Good morning. Peter, does your view to achieving 2 million ounces of mineable reserve at Gualcamayo include the prospects from the recent drill success?

     PETER MARRONE: Yes. Frankly Tony, we are being - my view is that we are understating. Clearly there are limitations and we can't say from a regulatory compliance point of view, but I am confident saying to you that the drill success that we referred to in the press release gives us an increasing confidence in that 2 million ounces of mineable reserves but frankly it evidences more than that. It evidences an underground potential, it evidences that the resource base on the proven and probable reserves may be larger than what we are assuming and it evidences that there is a feeder system that is not yet recognized.

     TONY LESIAK: Okay. Is there any view to changing the processing method given the scale increase, grade increase and some of the topographic challenges?

     PATRICK DOWNEY: I can answer that, its Patrick Downey here. Not at this point - really this is a submicron gold system we have not hit the water table yet, it's oxidized. There are

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certain areas that run the hedge and the increase of that was a little bit of more clay -- where we don't get the oxidation, but we have not hit the water table. It leaches exceptionally well. We have looked at a CIL-type circuit but really at this point I think that the ore body lent itself extremely well to heapleaching process you know I can tell you that you saw on the last press release or a number ago that we saw breakout on the heap, the leaching after six days and we were around about 78% after 21 days, after 35 days we were flattening out. So it leaches extremely fast because it's highly oxidized and it's fine grain gold.

     TONY LESIAK: Okay. The 160,000 ounce per annum production rate that you are talking about now what throughput capacity is that based of?

     PATRICK DOWNEY: At some 16,000 tonnes a day.

     TONY LESIAK: Okay.

     PATRICK DOWNEY: And the first year is a higher than that simply because there would be what we believe where in an area called Ptz. Blanco with higher grade, low strip, leaches extremely fast, slightly more weathered than the other part of the ore body and a higher grade at the front end.

     TONY LESIAK: Pat, can you maybe comment quickly on capital costs? The scoping study was done early in 2005 and now with the increased scale, it would be useful to have some sort of benchmark?

     PATRICK DOWNEY: Yeah. I think that it's going to be below 100, what it's going to end up by the--you know, we are still working on that to be honest with you Tony, but we build our roads, we got our water system in place and certainly you need things about this project that I think the guys from Yamana when they came and saw it understood pretty quickly in terms of location of the leach pad areas and etc. but my guess is it will be somewhere under that. We are finding that right now things like construction cost that we had in the feasibility numbers to date such as cutting costs etc. are all significantly lower than what's been carried in the current numbers towards the feasibility study.

     PETER MARRONE: We support the view that it is less than a 100 Tony and frankly in the course of due diligence we had actually made some suggestions that might have brought the

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capital costs down and in addition, I think you are aware that Brazil is a very low capital cost country and short in equipment and supplies and other things from Brazil may actually help in terms of the capital costs but appreciating the scope of this size and scale and I think it is world class with the CapEx that is below $100 million is very good and again I think it is unique. I also want to caution; however, that we have not completed a feasibility study and we do expect to complete the feasibility study within the time frame that Viceroy had indicated and my expectation continues to be and our entire operations team that continues to believe that it will be less than $100 million.

     TONY LESIAK: And just finally can you comment Patrick may be on some of the other assets in Viceroy and then maybe from Greg whether any value was attributed to those assets?

     PATRICK DOWNEY: Okay, well the other assets are up in the High Andes it's at Las Flechas is a joint venture with Tenke which is now under CVRD they have a commitment to spend $4.5 million to earn 75% and that is a copper-gold system. Seasonal exploration looks interesting, but really a lot of work to go yet. Evelina is a smaller project which is about 15 kilometers from Veladero up in the High Andes high sulphidation type system well high and low actually and we have done very little work on that. We just optioned to a tenure really the bases of what we want to held at a long time we had a lot of interest for that project was to get backend right on it and which we have got. According to La Brea there is another one up there it's a base metal type project we have had again lots of interest. We were just holding out for what we felt was a fair deal and we haven't done that although we have a lot of people looking at it. We have another property which is part of Gualcamayo called Salamanca but it's in La Rioja, there is a province to the north we've done some work on it. There is you know and not forwarded to see one on one but I would say that's in the region of 300,000 ounces that would need some more work and again we will get on to that as well as exploring that region.

     GREG MCKNIGHT: Tony, in terms of value on these other assets or the potential - I would like to address the question by dealing with a broader point which is evaluation. Viceroy has a resource estimate that is in their public information and if you assume that resource estimate then we would not do this deal at the price that we are doing it. You have to make some

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assumptions based on the information that's available to us in due diligence, the drill hole that we reported on, the drilling results that we have previously reported. And when we run this through our internal process our conclusion is that the resource estimate will be greater than what is in the public record for Viceroy and we believe that it will be better than 2.5 million ounces and so cautiously perhaps overly conservatively we are saying that there is a 2.5 million ounce resource. You also appreciate that we have not conducted a feasibility study but any competent company that has quality operations people in its ranks would be able to determine costs and would be able to determine mining method mine plan and when we conducted that level of due diligence our conclusion was that we can see a feasibility study supporting 2 million ounces of mineable reserves. We think that the metallurgy supports what Patrick has been saying of roughly 78% to 80% recovery and on that basis we looked at this and said the conclusion on what we are paying is that we are paying a fair price. I don't believe from a Yamana shareholder point of view we are paying a high price. I think from the Viceroy point of view we are paying a very fair price and we are paying a fair premium. And there is value upside that comes from this transaction. We looked at it from the point of view of pure value and from the point of view of the resource potential. We looked at it from the pure point of view of the regional potential. We also looked at it from the point of view of the strategic benefit. The strategic benefit tapping an asset at another part of the world. The benefit of reducing our copper exposure and being able to better guard our gold multiple, our internal estimate is that this takes us to below 23% copper exposure from revenue perspective. And so from that point of view, looking at it strategically, looking at it more globally, looking at it from a production profile point of view and from at pure value point of view, our conclusion is that this was a fair price to pay and I want to emphasize that the 2 million ounces that I am referring to is near term and add to that the upside. Our new resource estimate would be available within the month. Viceroy had planned to deliver that in any event and we are continuing with the plan for the feasibility study and the completion of that feasibility study and perhaps Patrick you can indicate what the timing is on that feasibility study.

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     PATRICK DOWNEY: That would be by the end of the year and we are also concurrently with that, we are just completing our application for our EIS which should be submitted by the end of this month. So, all that will be in place.

     PETER MARRONE: There is strong support at the state level, at a governmental level, at the community level for this project. The permitting processes are identified, permitting process and well in hand. A very interesting data point that I think the listeners on this call would find very - I should not find interesting perhaps you will find interesting. Entirely, separately and before we were engaged in a form of active discussions we had discussions, I personally had discussions with one of the governors of an adjoining state where there is a regional prospect for Viceroy and one of the things that he indicated was that one of the companies that he liked a lot and a company that was doing a very, very good job and they had good relations with was Viceroy. It evidences for me and it evidences for us in our due diligence that they have done a remarkable job in Argentina, a similar job to what we have done, I believe, in Brazil.

     TONY LESIAK: Thank you very much.

     OPERATOR: Your next question comes from Rodney Stevens with Salman Partners. Please go ahead.

     RODNEY STEVENS: Good afternoon gentleman or good morning, just a few questions. Peter, what's your internal estimate of cash cost you gave a cash cost range at the larger scale scenario?

     PETER MARRONE: You know, Rodney, it's a good question. Again this is an internal view but not subject to completed feasibility studies and I have to provide that caution because we - well you know what the regulatory environment is, but when we look at this internally our view is - our expectation would be that we would start production a bit later but want this contemplated by Viceroy; middle of 2008. This mine would produce at a higher grade and a higher production level in its first couple of years and our expectation is that we will be producing at a level of about 200,000 ounces in 2009 and cash cost would be sub $100 based on our view,

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present time view during that period and overall life of mine below $200 per ounce. So it's a low cost mine from what we can see.

     PATRICK DOWNEY: I think maybe I can add some color to that Rod, maybe talking about whether you go to heapleach or a mill and basically this is quite unique deposit, I don't know if you know too much about it, but its really sitting on the side of a hill or a mountain really and it's a branch at ore body and once you are in to it, you have got about 250x400x150 meters deep, you take it out very simple mining and so you are taking at a lot of low grade in here during that, but it is very, very economical because of the way we are mining it. So from a point of view of the mill, at certain points you would look at it we have done that but overall from the - it really lends itself to a heapleach type operation.

     RODNEY STEVENS: So if you expect below 100 ounce earlier increasing the 200s average life of mine in your views around, would it be around 150 or 180 at this point?

     PETER MARRONE: I'd be confident saying below $200, Rodney. I would say that a good estimate would be between $180 and $200 per ounce.

     RODNEY STEVENS: Okay. And are there any tax benefits or tax loss carry-forwards that could be taken advantage of?

     PETER MARRONE: Nothing meaningful.

     RODNEY STEVENS: Okay. Okay and with the combination of Viceroy, Peter, what -- where would you see your overall G&A costs increasing to? Have you made estimates on that?

     PETER MARRONE: We have not made estimates on that, but I will say that in our conference call for our quarterly results that question did come up. We will reduce the G&A to a much more sustainable level that I think our G&A in the last quarter was about $5 million. We will reduce that meaningfully in the next quarter and then in the quarters to follow. I would anticipate - I believe that the G&A for this company on a combined basis, including with the - with Patrick and the team coming in. I would like to be running at no more than $4.25 million per quarter.

     RODNEY STEVENS: Okay. Alright finally, just based on some initial estimates, it looks as though you are paying around annulling costs of around $600 per ounce; is that close to what you've been estimating when you...?

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     PETER MARRONE: No. That's high, Rodney. I am sorry did you want to continue your sentence?

     RODNEY STEVENS: Oh, just I mean when you include development cap, sustaining cap taxes and the price you're paying, when you consider even at $2 million ounce scenario, I am looking at around $600 per ounce, so I just want to see if you had an internal estimate which you believe you're paying?

     PETER MARRONE: I am going to turn that over to Greg for a moment.

     RODNEY STEVENS: Okay.

     GREG MCKNIGHT: Rodney, that's higher than we had, I'm not sure if you've netted out the cash in and exercised on the cash that the company already has on its balance sheet.

     RODNEY STEVENS: About $73 million?

     GREG MCKNIGHT: Yep.

     PETER MARRONE: Yeah.

     RODNEY STEVENS: And another 22 from options?

     PETER MARRONE: Yeah.

     GREG MCKNIGHT: We calculated it to be quite a discount to the current spot price.

     RODNEY STEVENS: Okay.

     GREG MCKNIGHT: And with our assumptions. Now we do, this goes back a little bit to Tony's question. We do attribute some value to exploration prospects and to ounces over and above what we assume in our models.

     RODNEY STEVENS: Okay.

     GREG MCKNIGHT: So that might account for some of the difference.

     PATRICK DOWNEY: I think there I can answer that as well as part of this is the fact that we've had right beside the main zone 30 - so a 100 meters of 3.3 step out and other 100 meters of 2.8 and we are going to be step outs and that is very similar to the main deposit, so we think we'll be - continue to grow this deposit in a significant manner.

     RODNEY STEVENS: Okay. I'll...

     GREG MCKNIGHT: Rodney.

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                                       14


     RODNEY STEVENS: Yeah.

     GREG MCKNIGHT: The question, if I looked at- if we looked at...

     RODNEY STEVENS: And maybe if you could just break it down, because we have cash cost of 200 ounce development capital and sustaining of around 70 per ounce and your market price per ounce is around 240, I don't know, maybe if you have a simple breakdown based on what your estimates were?

     PETER MARRONE: We can - perhaps we can have that discussion with you offline.

     RODNEY STEVENS: Okay.

     PETER MARRONE: But we are looking at a - I think, the reference point that you're referring to is a breakeven gold price concept. On a breakeven gold price we're looking at this as less than $500 per ounce.

     RODNEY STEVENS: Okay.

     PETER MARRONE: If we looked at it for reserve ounce in terms of what we're paying and if you assume the 2 million ounces it's approximately $260 million per reserve ounce. Now again I want to caution that this is our internal view on reserves, but I am confident saying to you that this is what we think the feasibility study will deliver the proven and probable reserves and perhaps we're understating it.

     RODNEY STEVENS: Okay. That's fine. And I guess, finally what level of communities - I mean how much work has gone into gaining community support for the project? I'm only referring to this because we saw what happened with the Yaskawa project. You are ready and there is always potential.

     PATRICK DOWNEY: Okay. I can answer that pretty well. First of all, everything is prevention in audits and credits [technical difficulty] San_ is very much in mining province always has been, the Governor is a mining engineer, I think we've done and everybody has come to this project and seen than we've done, an exceptional job with the local communities. We don't really have what we would local communities in the area. The nearest local provincial time is about 100 kilometers away. We have made a sustained effort to hire those guys and train them. Some simple examples would be instead of getting a catering company to come in and do the camp

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                                       15


catering, we brought guys in, we trained them as cooks, etc. etc. we gave them a job and another better skillset. We buy locally, we spend a lot of time identifying key players in the area we've got strong support from the Mayor the local at times. We recently had the Governor on the project, he had himself photographed on the project and in the press etc., and I don't think any governor does that with elections coming up in about 14 months that is going to affect his standing. So I think Viceroy on our subsidiary company under MASA are extremely well regarded and I can confidently stand up and say that and this is not [indiscernible].

     PETER MARRONE: And as I mentioned, Rodney, independently and well before we started active discussions with Pat, that's the assessment that we came to with this very good - tourist comment from one of the governors and what we then did before having the discussions is we made high level contacts with our own people in South America and asked the question would companies like to do business deal with, what companies are - the type of companies that you like to see in the country and Viceroy was at the top of that list. What I saw is a company that has an approach to dealing with people, local people, using local services, local suppliers that's similar to what we do in Brazil; that was important. What I also saw is an opportunity to take advantage of the relationship between Brazil and Argentina and between Brazilians and Argentines. I won't comment on the other project that you mentioned and what happened there. There are a lot of things that are being said in the marketplace about that, but it is an entirely different area, it's an entirely different place, it's an entirely different approach and I am confident saying that this is totally different to that.

     PATRICK DOWNEY: You know, for example, Veladero which is an extremely heapleach project up in a major watershed in the High Andes was permitted rather, you know, very quickly and efficiently. These guys down there in the mining department all know heapleach projects, open pit mining, and we've had a lot of interaction with them, but then they've been on the property, they know exactly what's coming in the EIS. There's going to be no surprise for these guys.

     PETER MARRONE: The governor of the state is a mining engineer, just to put that part in context.

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                                       16


     RODNEY STEVENS: Okay. Thank you very much.

     PETER MARRONE: Okay.

     OPERATOR: Your next question comes from David Stein with Sprott Securities. Please go ahead.

     PETER MARRONE: Hi, David.

     DAVID STEIN: Thanks. Good morning. Actually a lot of my questions are answered, but again I think there's probably few people following your manner out there, we're not as familiar with Viceroy and I noticed on the Viceroy presentation that's because of the topography there is a bit of maybe slightly unusual mining method, dropping the ore down, etc. Patrick, just explain that briefly for me?

     PATRICK DOWNEY: Yeah. I mean, but basically what we looked at here was when we saw how the ore body was playing, it was - what we would call a well-behaved ore body in the sense that once you enter, it's a large high determine pressure, you know you've got like 250 meters of thickness from the base of the mining right back in. We looked at several operations that do this. And there are quite a number over the world and quite sort of shocked me, I am not aware, most of them are quarries and these guys don't like digging holes in the ground. In our business if the ore body is beneath the ground we got to go get it, in this case it's not. And these quarries do things because they mine off side they had it cheaper. So instead of having a large truck fleet coming out of a pit and going into a pit, basically we'll put in an ore pass, it's a glory hole, it's about
3.5 meters in diameter. The secret is once you fill it, you keep it full, it essentially almost acts like a shrinkage stope, going to a crusher or to a conveyor and add on to the pads. So basically once you have to enter the ore pass you never handle it again, you don't have to truck it out, neither brings that truck back into the pit. So in these days of fuel oil crisis, the tires and whatever the availability for trucks that really was an attraction for how we did this. We looked at operations in Taiwan, we looked at operations in Scotland, there is two in Canada actually in Alberta that we looked at, we looked at one in Chile, and so we've done a lot of

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                                       17


research, we visited these operations how best to run them, etc., and we're very confident that this is a low cost operation.

     PETER MARRONE: And this is not something that is unusual, David. It is used in the operations that Patrick is referring to. And what's interesting is that when we conducted due diligence, the initial - the internal due diligence in an overview of the company, our operations team is very committed with the approach. So it's not a surprise and they'd find in fact they've done it before. And so it did not come as a surprise that this would be the approach that was taken and we were very comfortable with the approach that Patrick is suggesting.

     PATRICK DOWNEY: And so the longest hole that we have in the pit is about 400 meters horizontally and a lot of this is just dose and rip, so there is a very simple straightforward operation and the key thing is the ore pass into place, once you've got a location it goes down with the ore body. So as you bench down the ore pass comes down with it. I've been asked a lot of questions to what ore hang-ups and all that sort of stuff. Well, first of all, I am an operations guy, I'm not an exploration guy, I worked for Anglo American and Homestake and I had my consulting company for many years. So I am used to work running ore pass systems and the key thing is to make sure that your rock is a certain size proportion to the diameter of your ore pass. We've done that, we put the [indiscernible] on top with a mobile rock breaker, and once it's in the ore pass it basically is kept for a little comminutes it grinds down into that ore pass, very simple operation.

     DAVID STEIN: Okay. And what is the strip ratio and what you do with the waste?

     PATRICK DOWNEY: Well, the waste is really simple as one of the key issues of this project is the fact that our waste is limestone, is completely benign, we do ICP from the top of the hole to the bottom, we've done ABA test, worked on it as well. And basically all we do is at the start we will cast blast off the site into the valley below. We will not move that by truck. So it's basically stripped off the edge and dropped into the valley below and then as we move down with that short truck hauls into that valley and we just fill the valley. So it's really very, very cheap stripping. And there are people who are interested in looking at it to take it away as limestone because it's been mined, but those are negotiations that are at early stage, but it is pure limestone.

     DAVID STEIN: Okay, great. The deeper mineralization that you guys have intercepted, is it the same, you know, submicron?

     PATRICK DOWNEY: Yeah.

     DAVID STEIN: Gold there is coarser?

     PATRICK DOWNEY: No, no. It's - we don't see any coarse gold, even if we intercept stuff that would be enhanced, you will see no coarse gold, very-very repeatable on the check out SCENES. No, it's a FINE distilled disseminated type deposit. Again what we're looking at deeper, to be quite honest with you, is what is the source, and that's not going to take time, but what we see and what we like is that it's very carved in its signature and it's in limestones and marbles.

     DAVID STEIN: Okay. And then a procedural question, how long do you think it will take to prepare the circular?

     PETER MARRONE: We expect that the circular completed by the end of the month; that's the target and we take up a period of 65 days.

     DAVID STEIN: Okay. This is all I have right now. Thank you.

     PETER MARRONE: Thanks David.

     OPERATOR: Your next question comes from Doug Groh with Tocqueville. Please go ahead.

     DOUG GROH: Thank you. Good morning gentlemen. I wonder if you could talk about the accretion that you realized from this transaction in terms of earnings per share cash flow and Peter, I think you mentioned it was accretive in resources and accretive from, I think, the public standpoint that's we're working with and then also from, I think you've talked about it, but as far as the data that you're able to see?

     PETER MARRONE: Yeah, Doug, I'll start to answer that. We haven't looked at it entirely from the point of view of consensus estimate and their views on net asset value, we are looking at it from the point of view of how do we justify this internally, how do we get fairness to our shareholders and then also what happens from the Viceroy's shareholder point of view. Let me make a few observations. 2007 and 2008 are very, very big years for this company and they're very big years in terms of Chapada in particular and if you assume certain copper prices in particular. It's difficult to see any aspect that would be accretive to earnings per share or cash flow per share. I would defy any one to fund an asset that would be accretive to earnings per share and cash flow per share and based on that asset alone in those two years. So we don't look at it exclusively based on the short-term one year, two years only. So when I look - if we look at it from a net asset value point of view, the conclusion was that it was virtually flat from a net asset value point of view for them and for us. When we look at it from an earnings per share point of view it was dilutive in the first couple of years, but accretive in the later years and the same was true from a cash flow point of view.

     GREG MCKNIGHT: And if I could add to that, Doug, it's Greg.

     DOUG GROH: Yes, Greg.

     GREG MCKNIGHT: When Peter said it's flat, that's using some pretty basic base case assumptions. We think there's upside potential that could be significant that would change that view.

     DOUG GROH: Okay. And then Peter, you did also mention that it is accretive on a resource basis; what is the public documentation or understanding on Viceroy's resources and if you could just go through the accretion to Yamana?

     PETER MARRONE: Greg, did you want to go to the public...

     GREG MCKNIGHT: Doug, you're asking about the public resources that Viceroy has?

     DOUG GROH: Correct. Yes.

     PETER MARRONE: Yeah. May I, before Greg begins, just for the benefit of the listeners, at the back of the press release that we jointly issued, there is a total resource and reserve estimate of all the assets including Viceroy's.

     DOUG GROH: Oh, that's great. Okay.

     PETER MARRONE: Go ahead Greg.

     GREG MCKNIGHT: In that table that Peter referred to, you'll see that measured and indicated resources on the public file for Viceroy about 1.4 million ounces deferred to ounces that are in additional 600 so its approximately 2 million ounce base we've assumed and since that time Pat could maybe get into a little bit detail, but there's been numerous releases by the company with very positive drill results. So I think the market has been expecting, you know, an up-tick from those numbers quite readily, so we've had the benefit of looking at all the updated drill results including this last one that was announced along with our press release here. And as Peter mentioned, we're using a base case that - of around 2.5 million ounce of total resource that we think we'll get 2 million ounces, but in terms of what's in the public domain, it's about 2 million ounces total resource.

     DOUG GROH: Okay, sounds great. And then you're suggesting it's accretive. Greg, I don't know if you have ounce per share type of calculation before and after? If you don't have it there, that's fine, we can...

     GREG MCKNIGHT: Let me see if I can quickly dig into it.

     DOUG GROH: Really? As you look into that, I'll just ask one other question. Patrick, I'm going to assume that you're in discussions with other people and this is the best fit in transaction that's your - you've concluded?

     PATRICK DOWNEY: Well, really Doug, what we saw here was that it was, you know, as Peter said earlier on a win-win, we looked at what they had, what was coming on-stream, how well they had done it. We felt that this was an undervalued company that going forward and that we can add value to it and get value from it. And really you know, I think, you know, I've always said to you, you know, people have asked me what are you doing with Viceroy. Well, we were forward and ahead to build it, but I always thought this would go into a company and help build it into one of the best mid tiers out there and I think that's what we've done here. And yes, based on the landscape that we saw ahead of us, we felt that this was an excellent fit for both parties with a lot of upside going forward based on what's coming downstream from both Yamana and from ourselves.

     PETER MARRONE: Doug, if I may, I think from my perspective at least, it appeared that, you know, Patrick and the company did not have to do a deal.

     PATRICK DOWNEY: No.

     PETER MARRONE: They didn't go into the - some of the basis of let's put the company up for sale.

     DOUG GROH: Right.

     PETER MARRONE: We did something that I thought was the right thing to do, which is when we started - reactivated discussions with Patrick, what we said was come and visit our operations in Brazil as a starting point. We generally have sense of what we would find in Argentina, come and visit our assets in Brazil. And Patrick can speak for himself of my senses that he found that there was a lot of value here that really wasn't recognized. It was the construction strength of a team or the construction team and the strength of that team, the ability to build something of the size and scale at Sao Francisco and Chapada, you know what, perhaps I can just turn it to Patrick on that.

     PATRICK DOWNEY: Yeah, I think there were a number of things Doug, you know, I was very impressed with that - what I saw at Chapada. You know, I really used a lot of about it, to be quite honest with you, until I went there and I did a little bit of homework before I went on, but how well - those are the quality of the construction, the quality of the operation, they done it themselves with same at Sao Francisco and also what really entreat me and has got lot of excitement on our side is the fact that these guys are sitting on - they Greenstone Belt that are unexplored, I mean, you know, right now at Sao Francisco Sao Vicente that's 50 kilometers of respective Greenstone Belt and between that. I don't think the market really notified yet. And that was what attracted us, this is a growth company.

     DOUG GROH: Great. Alright. Well, thanks, thanks a lot guys, I appreciate you.

     GREG MCKNIGHT: And Doug, I am just - I had to run to my office, but we show from a resources perspective that this is accretive to us. I don't have the specific numbers in front of me, but it's, you know, in the range of 5% to 10%.

     DOUG GROH: Okay. That's great. I'm sure we can catch up next week.

     PETER MARRONE: Yup.

     DOUG GROH: Thanks so much.

     PETER MARRONE: Thanks Doug.

     DOUG GROH: All right. Bye-bye.

     OPERATOR: Your next question comes from John Doody with Gold Stock Analyst. Please go ahead.

     JOHN DOODY: Hi, good morning and congratulations Peter, on achieving your - at least a framework to achieve your goal so quickly, you know.

     PETER MARRONE: Thank you, John.

     JOHN DOODY: Most of my questions have been asked and answered. I had one question on the drilling that was released in this press release on page 2 and this is obviously some very long and impressive intercept. So do these all expect to be in the mine plan?

     PATRICK DOWNEY: Well, I'll - not at this point because we just intercepted that area, but based on where it's located in relation to the current plan, yes, but I think the big thing going forward with the time depth potential of this, and that's what we're going to have to go in, probably put in and add it and start drilling underneath it because that's another part of the story that we will start to unfold. But, yes, I would say, based on the grade in the intercepts that, you know, we would see that coming at some point into the mine plan.

     JOHN DOODY: Okay. So they're making up a part of the 2 million expected mineable?

     PATRICK DOWNEY: No, not now. No.

     PETER MARRONE: No Doug - John. the way we looked at it was these drilling results evidenced a feeder system, an increase in resources, the potential to increase reserves in due course and the potential for an underground which had not been fully given a stage to where the company is in its exploration hadn't been fully looked at. So it's upside, it's potential to increase resources, yes, more immediately, but it's a potential to also look at this from the point of view of do we have an open pit operation and a potential underground operation in due course.

     JOHN DOODY: Okay, great. Congratulations. And I hesitate to ask what's the next production target?

     PETER MARRONE: Thanks, John.

     OPERATOR: Your next question comes from Catherine Gignac with Wellington West. Please go ahead.

     CATHERINE GIGNAC: Hi, good morning everyone. Congratulations. Again, most of my questions have been answered. But I would be interested in what we can expect in the next little - not in terms of short-term mailing of circular etc., but more along the lines of Gualcamayo will there be a bankable feasibility study completed with a formal resource reserve estimate or would we wait for Yamana's year-end update for that?

     PETER MARRONE: Go ahead Patrick.

     PATRICK DOWNEY: That wouldn't be finished until the end of the year, we're working on that right now, Catherine. What we're doing in the meantime is we're doing an update on the preliminary economic assessment which will surely give a pretty good feel for where we're going, that would come out after the resource calculation comes out by the end of this month.

     CATHERINE GIGNAC: Okay. And can you remind me, what was the gold price used for the 2004 resource numbers?

     PATRICK DOWNEY: 400.

     CATHERINE GIGNAC: It was 400. Okay.

     PATRICK DOWNEY: No. We're using 440 right now.

     CATHERINE GIGNAC: And I guess we'll see where the company is coming for yearend numbers.

     PETER MARRONE: Catherine, if I can pick up from what Patrick said...

     CATHERINE GIGNAC: Sure.

     PETER MARRONE: I don't expect to happen - new - a reserve estimate for the project by the time we have our yearend. I do expect this will be in new resource estimate by that point. On a go-forward basis, however it is not just Viceroy, it's the rest of Yamana. And in the rest of

Yamana, you're aware that we're delivering a feasibility study on C1 Santa Luz by January, but my expectation would be that we would deliver a reserve estimate on C1 probably in November. So in terms of the go-forwards, it's C1, it's a resource estimate for Gualcamayo which would be within probably a month of reserve estimate and feasibility study for Sao Vicente along with the construction decision, a reserve estimate for C1 along with a feasibility study to follow and then a construction decision. In addition to that, you're aware that we expect to complete and start operations at Chapada by the end of September. So that's what we see on the horizon along with the continuing exploration efforts that we have.

     CATHERINE GIGNAC: Okay. That's perfect. That's just I was looking for, Peter. And in terms of project priorities, I guess we'll get a clear update, you know, once this is done, say further into the fall in terms of how you prioritize going forward for, you know, the guidance for '07, not only the development plans you already have underway, but also exploration priorities and be interesting to see a breakdown in terms of exploration budget and where you'd be focused?

     PETER MARRONE: Yeah. Certainly exploration priorities, I think, in terms of the development plan, I don't see it changing meaningfully, we do expect to complete the first phase of the Jacobina expansion into 2007 we expect to start construction on Sao Vicente by the end of this year and on C1 by the beginning of next year and we expect to start construction on Gualcamayo some time next year. And again I want to - for the benefit of those who are on the call, I want to highlight a couple of things. Sao Francisco is a large scale project and we have built that within a very, very reasonable period of time Chapada, and Patrick perhaps can speak to this because he is an independent party that conducted due diligence will be within the top three or four largest mines in Brazil. It is a large scale world class mine and was completed within a very, very short period of time relative to these types of mines and hopefully Patrick will agree with me that it was done in a very high quality. But before Patrick speaks to that, I want to highlight that this is not an exploration team that we are acquiring here. Hopefully people did catch the point that Patrick is not an exploration person, he is a mining person. He is an operator and he is committed with construction, that's his background. What this deal does for us is it adds another person into that - that has that quality in to our management team. So, it supplements on what we have. It allows him to be able to rely on the resources that we have in Brazil in terms of construction strength and we are just coming off of building two very large mines taking on the construction projects we have next year and into 2008 by comparison to what we have done in 2005 projects will be relatively small scale.

     PATRICK DOWNEY: Yeah. I think to follow up on that, I mean, I think we specifically went to look at Yamana's operations etc. before they came to us simply because I wanted to see what they had and I got to say, you know, I have visited a lot of mines in my days, some work some don't, but this was top class, it's an excellent project I have been involved on the construction management side of things, where I look at people trying to take shortcuts doing things - that was not done here, I was extremely impressed by the team of people that we had, the level of detail that they prepared, where they saw the expenditure, every question we asked was answered extremely fast and extremely efficient with top quality information. Same with Sao Francisco again, built, operating, running a lot of the similar issues that we face and doing it and again done very well would acknowledge group of people. And those are the certain things that we felt were going to be accretive to what we are doing at Gualcamayo. So, you know, very - and I think there is a big undervaluation here with Yamana in that regard. I don't think people really fully understand what they have got in their cupboard there and particularly on the exploration side as well there's a lot of work to be done, but I think there's other things to be found.

     CATHERINE GIGNAC: Great, well, thank you very much. It sounds like the two companies will be very complimentary. Thank you.

     PETER MARRONE: Thanks Catherine. Ladies and gentleman, I am told that there are no other questions and so with that I would like to thank everyone for participating in the call and we look forward to continuing with the development of Yamana to the completion of this deal and continuing development of Yamana. I have high confidence as we have mentioned that we are not only acquiring a quality asset here, but we are acquiring a quality team a second leg to the stool as we set. We are unfolding this business plan based on internal organic growth and acquisitions that continue to provide value to shareholders.

     I hope you will agree with me with that and with that again I would like to thank everyone for being on the call.

     PATRICK DOWNEY: Thank you.

     OPERATOR: Ladies and gentleman, this concludes the conference call for today. Thank you for participating. You may now disconnect your lines.

                                      *****